SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 10, 2008

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and nine months ended 30 September 2008

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended 31 December 2007 as filed with the Securities and Exchange Commission (“SEC”) on 29 April 2008.

As a consequence, the Group’s future financial condition, results of operations and cash flows, as well as the development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short-term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Holdings Limited (“the Company” or together with its subsidiaries, “the Group”) for the three and nine months ended 30 September 2008. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations issued and effective at the time of this report.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for the three months ended 30 September 2008 were US$162.5m, US$70.3m and US$112.3m, respectively (30 September 2007: US$139.6m, US$55.3m and US$97.3m, respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Third Inmarsat-4 Satellite

The third Inmarsat-4 satellite was successfully launched on a Proton Breeze M rocket from the Baikonur Cosmodrome in Kazakhstan on 18 August 2008. The solar panels and large antenna reflector were successfully deployed, completing the final critical stage in preparing the satellite for operational life. All of the in-orbit testing has been completed and the satellite has been moved to its operational location at 98 degrees West longitude, where further testing with the new Hawaii Satellite Access Station is now in progress. We expect the satellite to begin commercial operations early in 2009.

Following the deployment of the third Inmarsat-4 satellite, we commenced the repositioning of our existing Inmarsat satellite fleet to optimize operational efficiency and provide an improved service to our customers and distribution partners. We expect the repositioning exercise to be completed by the end of February 2009.

The third satellite in the Inmarsat-4 constellation concludes a decade of development and together with the optimized satellite configuration of the Inmarsat satellite fleet, will complete global coverage for our BGAN, FleetBroadband and SwiftBroadband services, and enable the launch of our Global Satellite Phone Service (“GSPS”) in the second half of 2009.

A. P. Moller—Maersk chooses Inmarsat FleetBroadband from Marlink

On 16 September 2008, Inmarsat plc announced that A. P. Moller—Maersk, one of the world’s largest shipping companies, had signed a contract with one of our service providers, Marlink, for a large-scale retrofit of our FleetBroadband service across its Maersk Supply Service and Maersk Tankers Fleet. The two-year retrofit programme is believed to be the largest in the history of maritime satellite communications, with over 150 vessels being converted to FleetBroadband in the first phase. The vessels will be equipped with Thrane & Thrane Sailor 500 terminals.

Expansion of FleetBroadband services

On 23 September 2008, we announced the expansion of the FleetBroadband family to offer an entry-level, globally deployable, combined voice and data service to target and expand the addressable market of small vessels. The new service, FleetBroadband 150, will deliver voice, IP data up to 150kbps and SMS, and is planned to be available by mid-2009.

Volvo Ocean Race

On 11 October 2008, crews on board eight yachts set off to complete the round-the-world yacht race and viewers around the globe will be able to follow the spectacle over more than 37,000 nautical miles thanks to our FleetBroadband service. Inmarsat and its partners, Stratos Global Corporation and Thrane & Thrane, are sponsoring the world-famous event, providing equipment and high-speed connectivity for all the yachting teams competing in this year’s race. FleetBroadband will take media coverage of the race to a new level, supporting HDTV broadcasts and enabling live video and radio interviews, as well as rapid delivery of photos, emails and blogs.

European S-band application process

On 6 October 2008, our wholly-owned subsidiary, Inmarsat Ventures Limited, made an application under the European S-band Application Process (“ESAP”) for an award of S-band spectrum for deployment of services across the 27 member states of the European Community (“the application”). The application is currently under review by the European Commission and a decision on the award of S-band spectrum is expected in the second quarter of 2009. This follows Inmarsat plc’s announcement on 22 August 2008 that Thales Alenia Space (“Thales”) and International Launch Services (“ILS”) had been selected to support the application. The development of the EuropaSat satellite by Thales and the launch contract with ILS are both subject to a successful outcome of the ESAP.

Harbinger Capital Partners

On 25 July 2008 Harbinger Capital Partners (“Harbinger”) and SkyTerra Communications, Inc. (“SkyTerra”) announced their intention to make an offer to acquire the Inmarsat group on terms to be announced following a satisfactory outcome of a regulatory approvals process. However, no offer has been put forward by Harbinger at this time. As previously reported, the Inmarsat plc Board will continue to maintain a constructive relationship with Harbinger and SkyTerra throughout the regulatory review process and will consider carefully any future offer that may maximize value for Inmarsat’s shareholders as a whole. The Board continues to remain highly confident and supportive in Inmarsat’s standalone business prospects and managements’ future plans for the continued independent development of the business.

Interim Dividend

On 26 September 2008, the Board declared and recorded an interim dividend of US$55.5m to Inmarsat plc (the ultimate parent company). Inmarsat plc paid an interim dividend of 12.13 cents (US dollars) per ordinary share to its shareholders on 24 October 2008.

Revenues

Revenues for the three months ended 30 September 2008 were US$162.5m, an increase of US$22.9m, or 16.4%, compared with the three months ended 30 September 2007. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended 30 September		Increase/ (decrease)	Nine months ended 30 September		Increase/ (decrease)
	2008	2007		2008	2007
	(US$ in millions)%			(US$ in millions)%
Revenues
Maritime sector:
Voice services	25.7	24.5	4.9%	78.4	77.0	1.8%
Data services	55.9	52.0	7.5%	171.2	157.8	8.5%

Total maritime sector	81.6	76.5	6.7%	249.6	234.8	6.3%
Land mobile sector:
Voice services	2.8	3.5	(20.0%)	8.7	11.3	(23.0%)
Data services	34.5	28.3	21.9%	98.2	86.1	14.1%

Total land mobile sector	37.3	31.8	17.3%	106.9	97.4	9.8%
Aeronautical sector	17.9	11.6	54.3%	46.2	32.4	42.6%
Leasing	20.6	16.9	21.9%	58.5	51.5	13.6%

Total mobile satellite communications services	157.4	136.8	15.1%	461.2	416.1	10.8%

Other income	5.1	2.8	82.1%	12.9	7.7	67.5%

Total revenue	162.5	139.6	16.4%	474.1	423.8	11.9%

During the three months ended 30 September 2008, revenues from mobile satellite communications services (“MSS”) were US$157.4m, an increase of US$20.6m, or 15.1%, compared with the three months ended 30 September 2007. Growth has been driven by services such as Fleet, BGAN and Swift 64 as well as by our leasing business.

Total active terminals as at 30 September 2008 were 241,600, an increase of 9,000, or 3.9%, compared with 30 September 2007. There was growth in each of the maritime, land mobile and aeronautical sectors. Maritime active terminals were up 4.1% period over period, which included 35.9% growth in our base of active Fleet and FleetBroadband terminals. This was partially offset by the discontinuation of the Inmarsat-A service as at 31 December 2007 (there were 3,672 and 3,347 active Inmarsat-A terminals at 30 September 2007 and 31 December 2007 respectively). In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘Classic’ aero (low-speed data) services with increased active terminal numbers. In the land mobile sector, the increase in active terminals relates to increased numbers of BGAN terminals, partially offset by reductions in older services, including R-BGAN, GAN and Mini M. The table below sets out the active terminals by sector:

	As at 30 September
(000’s)	2008	2007
Active terminals(1)
Maritime	151.4	145.4
Land mobile	80.4	78.7
Aeronautical	9.8	8.5

Total active terminals	241.6	232.6

(1)	Active terminals are the number of subscribers or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 30 September. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

Maritime Sector: During the three months ended 30 September 2008, revenues from the maritime sector were US$81.6m, an increase of US$5.1m, or 6.7%, compared with the three months ended 30 September 2007. This primarily reflects a strong increase in data revenue and an encouraging rate of growth experienced in the voice segment compared with the three months ended 30 September 2007.

Revenues from data services in the maritime sector during the three months ended 30 September 2008 were US$55.9m, an increase of US$3.9m, or 7.5%, compared with the three months ended 30 September 2007. The increase in revenues from data services primarily reflects greater demand, as a result of the take-up and utilisation of our Fleet services, which was partially offset by the decline in our mature Inmarsat-B service. Incremental demand for Fleet terminals has also been driven by continued growth in the global shipping new-build market. Additionally, we experienced increased volume of low-speed data services, typically used for email. FleetBroadband, introduced in November 2007, continues to gain early customer acceptance and recently passed 1,000 active terminals in the market, making it the fastest introduction of any maritime service in Inmarsat’s history. These terminals are predominantly being deployed in refits of existing ships.

Revenues from voice services in the maritime sector during the three months ended 30 September 2008 were US$25.7m, an increase of US$1.2m, or 4.9% compared with the three months ended 30 September 2007, and representing a continuing improvement against recent trends. The period has shown growth in demand for voice services particularly among users of our Fleet services, offset by a reduction in voice usage on older services such as Inmarsat-B and the discontinuation of Inmarsat-A.

Land Mobile Sector: In the three months ended 30 September 2008, revenues from the land mobile sector were US$37.3m, an increase of US$5.5m, or 17.3%, compared with the three months ended 30 September 2007. As well as broad increases in usage across our various vertical and geographical markets, we experienced a benefit to revenue in the quarter from usage in connection with the Olympic Games in China, hurricanes in North America and events in the Caucasus.

Revenues from data services in the land mobile sector during the three months ended 30 September 2008 were US$34.5m, an increase of US$6.2m, or 21.9%, compared with the three months ended 30 September 2007. The increase is a result of continued strong growth and usage of BGAN, offset in part by the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East and the expected migration of users to our BGAN service. Revenues from our R-BGAN service, which is due to be discontinued at 31 December 2008, were lower compared with the same period in the previous year, largely due to the expected migration to our BGAN service.

Revenues from BGAN services for the three months ended 30 September 2008 were US$20.9m, an increase of US$10.7m, or 105%, compared with the three months ended 30 September 2007. These figures include voice, data and subscription revenues. As at 30 September 2008, active BGAN subscribers were 26,204 compared with 13,874 as at 30 September 2007, an increase of 89% period on period. BGAN growth has been driven largely by new customers, the use of new applications by existing customers and the steady migration of customers from our GAN and R-BGAN services to our BGAN service. Active BGAN subscriber numbers include approximately 1,200 users activated for a specific election project known to be short-term in nature and which are expected to be deactivated before the end of 2008.

Revenues from voice services in the land mobile sector during the three months ended 30 September 2008 were US$2.8m, a decrease of US$0.7m, or 20.0%, compared with the three months ended 30 September 2007. This result continues the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This decline was partially offset by growth in voice traffic from BGAN customers and some contribution from our IsatPhone service.

Aeronautical Sector: During the three months ended 30 September 2008, revenues from the aeronautical sector were US$17.9m, an increase of US$6.3m, or 54%, compared with the three months ended 30 September 2007. The increase is primarily due to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing: During the three months ended 30 September 2008, revenues from leasing were US$20.6m, an increase of US$3.7m, or 21.9%, compared with the three months ended 30 September 2007. The increase relates primarily to new maritime, land mobile and aeronautical lease contracts, partially offset by lower navigation revenue.

Other income: Other income for the three months ended 30 September 2008 was US$5.1m, an increase of US$2.3m or 82%, compared with the three months ended 30 September 2007. The increase in other income primarily relates to the Galileo in-orbit support contract and additional revenue from sales of SPS terminals. As well as these items, other income consists primarily of income from the provision of conference facilities and renting surplus office space.

Seasonality—Impact of volume discounts: Revenues are impacted by volume discounts which increase over the course of the year, with lower discount levels in early quarters and higher discounts in later quarters, as our distribution partners meet specific volume thresholds. The effect of these volume discounts is most prominent in the third and fourth quarters. During the three months ended 30 September 2008, volume discounts were US$20.2m, an increase of US$4.2m, or 26.3%, compared with the three months ended 30 September 2007. The total amount of volume discounts is affected by the growth in underlying revenue and by the consolidation of distribution partners. Vizada Satellite Communications and Telenor Satellite Services completed a merger in September 2007, which is resulting in additional volume discounts for their benefit in 2008 compared to 2007.

Net operating costs

Net operating costs in the three months ended 30 September 2008 were US$50.2m, an increase of US$7.9m, or 18.7%, compared with the three months ended 30 September 2007. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2008	2007	2008	2007
Employee benefit costs	28.8	21.3	80.5	67.4
Network and satellite operations costs	9.9	8.3	28.7	25.1
Other operating costs	17.6	17.4	52.3	45.9
Work performed by the Group and capitalized	(6.1)	(4.7)	(17.3)	(12.7)

Total net operating costs	50.2	42.3	144.2	125.7

Impact of hedged foreign exchange rate

The functional currency of the Group is US dollars. Approximately 60% of the Group’s operating costs are denominated in Pounds Sterling. Net operating costs in the third quarter of 2008 have been affected by the adverse movement in the Group’s hedged rate of exchange from US$1.81/£1.00 in 2007 to US$2.01/£1.00 in 2008. The movement in the hedged rate of exchange has resulted in an increase in comparative costs of US$2.5m and US$7.6m for the three and nine months ended 30 September 2008 respectively. The Group has now completed hedging its 2009 anticipated sterling costs at an average exchange rate of US$1.92/£1.00.

Employee benefit costs

Employee benefit costs during the three months ended 30 September 2008 were US$28.8m, an increase of US$7.5m, or 35.2%, compared with the three months ended 30 September 2007. The increase can primarily be attributed to an adverse movement in the Group’s hedged rate of exchange, higher salary costs, the employee bonus provision, increased stock option costs due to new share awards which commenced in March 2008 and additional headcount in both London and Batam (our operation in Indonesia). Total full-time equivalent headcount at 30 September 2008 was 468 compared to 451 as at 30 September 2007.

Network and satellite operations costs

Network and satellite operations costs during the three months ended 30 September 2008 were US$9.9m, an increase of US$1.6m, or 19.3%, compared with the three months ended 30 September 2007. This expected increase is predominantly due to a service contract relating to our new Satellite Access Station in Hawaii and additional support and maintenance contracts in respect of network infrastructure.

Other operating costs

Other operating costs during the three months ended 30 September 2008 were US$17.6m, an increase of US$0.2m, or 1.1%, compared with the three months ended 30 September 2007. The increase relates to the movement in the Group’s hedged rate of exchange and higher direct cost of sales due to increased SPS terminal sales, offset in part by a decrease in operating costs due to non-recurring costs incurred in the three months ended 30 September 2007.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 30 September 2008 was US$6.1m, an increase of US$1.4m, or 29.8%, compared with the three months ended 30 September 2007. The increase can be attributed, in part, to the movement in the Group’s hedged rate of exchange. Costs in relation to the launch (in August 2008) and in-orbit testing of the third Inmarsat-4 satellite have been capitalized in the three months ended 30 September 2008. The nature of own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 30 September 2008 was US$112.3m, an increase of US$15.0m, or 15.4%, compared with the three months ended 30 September 2007. EBITDA margin has decreased to 69.1% for the three months ended 30 September 2008 compared to 69.7% for the three months ended 30 September 2007, primarily as a result of the adverse movement in the Group’s hedged rate of exchange.

Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2008	2007	2008	2007
Profit for the period	37.6	23.7	103.1	87.3
Add back:
Income tax expense	15.9	9.9	42.8	24.2
Net interest payable	16.8	21.7	57.4	61.9
Depreciation and amortization	42.0	42.0	126.6	124.7

EBITDA	112.3	97.3	329.9	298.1

EBITDA margin	69.1%	69.7%	69.6%	70.3%

Depreciation and amortization

During the three months ended 30 September 2008, depreciation and amortization was US$42.0m, in line with the three months ended 30 September 2007.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 30 September 2008 was US$70.3m, an increase of US$15.0m, or 27.1%, compared with the three months ended 30 September 2007.

Net interest payable

Net interest payable for the three months ended 30 September 2008 was US$16.8m, a decrease of US$4.9m compared with the three months ended 30 September 2007.

Interest payable for the three months ended 30 September 2008 was US$21.4m, a decrease of US$2.0m, or 8.5%, compared with the three months ended 30 September 2007. The decrease can primarily be attributed to lower interest payable as we now hold an increased principal amount of our Senior Notes (US$146.7m at 30 September 2008 compared to US$91.6m at 30 September 2007), as well as lower interest payable on the floating portion of our Senior Credit Facility as a result of a reduction in US interest rates. This decrease was partially offset by additional interest on our Senior Discount Notes, following the semi-annual accretion of principal, interest incurred on interest rate swaps in place during the three months ended 30 September 2008 and additional interest due to increased borrowings under our Senior Credit Facility (US$100.0m at 30 September 2008 compared to US$50.0m at 30 September 2007).

Interest receivable for the three months ended 30 September 2008 was US$4.6m, an increase of US$2.9m, or 171%, compared with the three months ended 30 September 2007. The increase primarily relates to an unrealized foreign exchange gain on the pension and post-retirement scheme liabilities, due to the movement of the US dollar exchange rate during the period.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 30 September 2008 was US$53.5m, an increase of US$19.9m, or 59%, compared with the three months ended 30 September 2007.

Income tax expense

The tax charge for the three months ended 30 September 2008 was US$15.9m, compared with US$9.9m for the three months ended 30 September 2007. The increased tax charge reflects the increase in profit before tax, partially offset by the reduction in the projected 2008 average tax rate from 30% to 28.5% following the reduction in the UK Corporation Tax rate from 30% to 28% from 1 April 2008.

The effective tax rate for the three months ended 30 September 2008 was 29.7% compared to 29.5% for the three months ended 30 September 2007.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 30 September 2008 was US$37.6m, an increase of US$13.9m, or 59%, compared with the three months ended 30 September 2007.

Liquidity and capital resources

The Group had net borrowings at 30 September 2008 of US$960.9m primarily comprising Senior Credit Facility drawings of US$350.0m, Senior Notes of US$163.7m (net of US$146.7m Senior Notes held by the Group, being 47.3% of the aggregate principal amount outstanding), Senior Discount Notes of US$444.5m (including accretion of principal) and deferred satellite payments of US$44.7m, net of cash and cash equivalents of US$42.8m. The total borrowings figures given in note 6 can be reconciled to the net borrowings figure above as follows:

(US$ in millions)	As at 30 September 2008	As at 31 December 2007
Total borrowings	1,003.7	1,004.2
Cash and cash equivalents	(42.8)	(31.7)

Net Borrowings	960.9	972.5

Net cash generated from operating activities during the three months ended 30 September 2008 was US$129.7m compared to US$115.2m during the three months ended 30 September 2007. The increase primarily relates to increased EBITDA.

Net cash used in investing activities during the three months ended 30 September 2008 was US$67.4m compared with US$77.2m for the three months ended 30 September 2007. Expenditure predominantly reflects milestone payments in respect of the launch costs for the third Inmarsat-4 satellite, milestone payments for our Satellite Access Station in Hawaii and expenditure on the Alphasat satellite project. Cash used in investing activities may fluctuate with the timing of milestone payments.

Net cash used in financing activities during the three months ended 30 September 2008 was US$42.0m compared to US$53.9m for the three months ended 30 September 2007. During the three months ended 30 September 2008, the Group paid US$9.5m of interest on the Senior Notes and Senior Credit Facility and repaid US$60.0m previously drawn down on the Revolving Senior Credit Facility (US$300.0m facility). Offsetting these outflows in part was an intercompany inflow of US$27.5m. During the three months ended 30 September 2007, the Group paid US$15.9m of interest on the Senior Notes and Senior Credit Facility and purchased US$38.0m in principal amount of our Senior Notes.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Recent events

Subsequent to 30 September 2008, other than has already been reported in this set of results, there have been no material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2008	2007	2008	2007
Revenue	162.5	139.6	474.1	423.8
Employee benefit costs	(28.8)	(21.3)	(80.5)	(67.4)
Network and satellite operations costs	(9.9)	(8.3)	(28.7)	(25.1)
Other operating costs	(17.6)	(17.4)	(52.3)	(45.9)
Work performed by the Group and capitalized	6.1	4.7	17.3	12.7
Depreciation and amortization	(42.0)	(42.0)	(126.6)	(124.7)

Operating profit	70.3	55.3	203.3	173.4
Interest receivable and similar income	4.6	1.7	5.3	4.8
Interest payable and similar charges	(21.4)	(23.4)	(62.7)	(66.7)

Net interest payable	(16.8)	(21.7)	(57.4)	(61.9)

Profit before income tax	53.5	33.6	145.9	111.5
Income tax expense	(15.9)	(9.9)	(42.8)	(24.2)

Profit for the period	37.6	23.7	103.1	87.3

CONDENSED CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2008	2007	2008	2007
Losses on cash flow hedges	(13.7)	(1.7)	(10.6)	(4.0)
Actuarial (losses)/gains from pension and post-retirement healthcare benefits	—	—	(11.3)	9.0
Tax credited/(charged) directly to equity	4.5	0.5	7.2	(1.5)

Net (losses)/gains recognized directly in equity	(9.2)	(1.2)	(14.7)	3.5

Profit for the period	37.6	23.7	103.1	87.3

Total recognized income for the period	28.4	22.5	88.4	90.8

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(US$ in millions)	As at 30 September 2008 (unaudited)	As at 31 December 2007 (audited)
Assets

Non-current assets
Property, plant and equipment	1,302.9	1,266.5
Intangible assets	513.7	519.4

	1,816.6	1,785.9

Current assets
Cash and cash equivalents	42.8	31.7
Trade and other receivables	207.8	187.7
Inventories	4.7	4.9
Derivative financial instruments	—	0.5

	255.3	224.8

Total assets	2,071.9	2,010.7

Liabilities
Current liabilities
Borrowings	135.9	82.2
Trade and other payables	187.3	121.0
Provisions	—	0.1
Current income tax liabilities	53.3	21.3
Derivative financial instruments	12.2	3.5

	388.7	228.1

Non-current liabilities

Borrowings	854.6	906.4
Other payables	6.8	4.8
Provisions	37.4	29.6
Deferred income tax liabilities	150.2	147.0
Derivative financial instruments	13.0	7.7

	1,062.0	1,095.5

Total liabilities	1,450.7	1,323.6

Net assets	621.2	687.1

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	331.2	333.4
(Accumulated deficit)/retained earnings	(56.5)	7.2

Total shareholders’ equity	621.2	687.1

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
(US$ in millions)	2008	2007	2008	2007
Cash flow from operating activities
Cash generated from operations	129.5	113.6	307.0	288.4
Interest received	0.3	1.6	1.0	4.3
Income taxes paid	(0.1)	—	(0.3)	(0.1)

Net cash inflow from operating activities	129.7	115.2	307.7	292.6

Cash flow from investing activities
Purchase of property, plant and equipment	(60.8)	(71.7)	(146.4)	(139.2)
Work performed by the Group and capitalized	(5.4)	(4.0)	(18.4)	(12.5)
Consideration under ACeS collaboration arrangement	(1.2)	(1.5)	(2.5)	(3.0)

Net cash used in investing activities	(67.4)	(77.2)	(167.3)	(154.7)

Cash flow from financing activities
Dividends paid	—	—	(104.1)	(73.1)
Net (repayment)/drawdown of Revolving Senior Credit Facility	(60.0)	—	30.0	50.0
Interest paid on Senior Notes and Senior Credit Facility	(9.5)	(15.9)	(28.2)	(34.5)
Finance lease disposal fees	—	—	—	(1.4)
Purchase of Senior Notes	—	(38.0)	(55.1)	(38.0)
Intercompany funding	27.5	—	27.5	(12.8)

Net cash used in financing activities	(42.0)	(53.9)	(129.9)	(109.8)

Foreign exchange adjustment	0.7	(0.8)	0.7	(0.7)

Net increase/(decrease) in cash and cash equivalents	21.0	(16.7)	11.2	27.4

Movement in cash and cash equivalents
At beginning of period	21.8	86.7	31.6	42.6
Net increase/(decrease) in cash and cash equivalents	21.0	(16.7)	11.2	27.4

As reported on balance sheet (net of bank overdrafts)	42.8	70.0	42.8	70.0

At end of period, comprising
Cash at bank and in hand	0.8	3.1	0.8	3.1
Short-term deposits with original maturity of less than 3 months	42.0	67.0	42.0	67.0
Bank overdrafts	—	(0.1)	—	(0.1)

	42.8	70.0	42.8	70.0

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Holdings Limited and its subsidiaries (“the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 10 November 2008.

The financial information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for the year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was not qualified and did not contain statements under Section 237(2) or 237(4) of the Companies Act 1985.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for the three and nine months ended 30 September 2008 have been prepared on a basis consistent with the International Financial Reporting Standards (“IFRS”) accounting policies as set out on pages F2-F46 of the consolidated financial statements for the year to 31 December 2007 as filed with the SEC on Form 20-F on 29 April 2008 and in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’.

The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine months ended 30 September 2008 are not necessarily indicative of the results that may be expected for the year ending 31 December 2008. The consolidated balance sheet as at 31 December 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

Comparatives

The Group previously classified ‘Work performed by the Group and capitalized’ within ‘Cash flow from operating activities’. Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities and as a result, US$4.0m and US$12.5m of cash flow for the three and nine months ended 30 September 2007 has been reclassified from ‘Cash flow from operating activities’ to ‘Cash flow from investing activities’ to conform with our presentation for the three and nine months ended 30 September 2008.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services (“MSS”).

“Other” in the three and nine months ended 30 September 2008 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format—business segments

	Three months ended 30 September 2008 (unaudited)				Three months ended 30 September 2007 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
Revenue(a)	158.9	3.6	—	162.5	138.1	1.5	—	139.6

Segment result (operating profit)	68.8	1.5	—	70.3	55.6	(0.3)	—	55.3
Net interest charged to the income statement	—	—	(16.8)	(16.8)	—	—	(21.7)	(21.7)

Profit before income tax				53.5				33.6
Income tax expense				(15.9)				(9.9)

Profit for the period				37.6				23.7

Segment assets	2,029.1	—	42.8	2,071.9	1,953.2	—	70.1	2,023.3
Segment liabilities	(256.7)	—	(1,194.0)	(1,450.7)	(210.2)	—	(1,128.2)	(1,338.4)
Capital expenditure(b)	(70.2)	—	—	(70.2)	(53.8)	—	—	(53.8)
Depreciation	(36.2)	—	—	(36.2)	(36.6)	—	—	(36.6)
Amortization of intangible assets	(5.8)	—	—	(5.8)	(5.4)	—	—	(5.4)

(a)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting.
(b)	Capital expenditure stated using accruals basis.

	Nine months ended 30 September 2008 (unaudited)				Nine months ended 30 September 2007 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
Revenue(a)	466.5	7.6	—	474.1	418.1	5.7	—	423.8

Segment result (operating profit)	201.8	1.5	—	203.3	172.8	0.6	—	173.4
Net interest charged to the income statement	—	—	(57.4)	(57.4)	—	—	(61.9)	(61.9)

Profit before income tax				145.9				111.5
Income tax expense				(42.8)				(24.2)

Profit for the period				103.1				87.3

Segment assets	2,029.1	—	42.8	2,071.9	1,953.2	—	70.1	2,023.3
Segment liabilities	(256.7)	—	(1,194.0)	(1,450.7)	(210.2)	—	(1,128.2)	(1,338.4)
Capital expenditure(b)	(157.3)	—	—	(157.3)	(103.6)	—	—	(103.6)
Depreciation	(109.8)	—	—	(109.8)	(108.7)	—	—	(108.7)
Amortization of intangible assets	(16.8)	—	—	(16.8)	(16.0)	—	—	(16.0)

(a)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting.
(b)	Capital expenditure stated using accruals basis.

4. Net interest payable

	Three months ended 30 September (unaudited)		Nine months ended 30 September (unaudited)
(US$ in millions)	2008	2007	2008	2007
Accretion of principal on Senior Discount Notes	(11.1)	(10.0)	(32.5)	(29.2)
Interest on Senior Notes and Senior Credit Facility	(6.7)	(10.7)	(22.0)	(29.4)
Unwinding of discount on deferred satellite payments	(0.7)	(0.9)	(2.1)	(2.6)
Amortization of debt issue costs	(1.1)	(0.9)	(2.9)	(2.7)
Pension and post-retirement liability finance costs	—	(0.7)	—	(2.2)
Other interest payable	(0.2)	(0.2)	(0.7)	(0.6)
Interest rate swaps	(1.6)	—	(2.5)	—

Total interest payable and similar charges	(21.4)	(23.4)	(62.7)	(66.7)

Bank interest receivable and other interest	0.5	1.7	1.6	4.8
Pension and post-retirement liability finance gains	4.1	—	3.7	—

Total interest receivable and similar income	4.6	1.7	5.3	4.8

Net interest payable	(16.8)	(21.7)	(57.4)	(61.9)

5. Reconciliation of Movement in Shareholders’ Equity

(US$ in millions)	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
Balance at 1 January 2007 (audited)	0.4	346.1	342.0	29.1	717.6
Profit for the year	—	—	—	98.7	98.7
Dividend payable	—	—	—	(125.9)	(125.9)
Actuarial gains from pension and post retirement benefits	—	—	—	7.3	7.3
Share option charge	—	—	4.0	—	4.0
Net fair value losses – cash flow hedges	—	—	(12.6)	—	(12.6)
Tax charged directly to equity	—	—	—	(2.0)	(2.0)

Balance at 31 December 2007 (audited)	0.4	346.1	333.4	7.2	687.1

Profit for the period	—	—	—	103.1	103.1
Dividend payable	—	—	—	(159.6)	(159.6)
Actuarial losses from pension and post retirement benefits	—	—	—	(11.3)	(11.3)
Share option charge	—	—	5.3	—	5.3
Net fair value losses – cash flow hedges	—	—	(7.5)	—	(7.5)
Tax charged directly to equity	—	—	—	4.1	4.1

Balance at 30 September 2008 (unaudited)	0.4	346.1	331.2	(56.5)	621.2

6. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As a 30 September 2008 (unaudited)			As at 31 December 2007 (audited)
(US$ in millions)	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
Senior Credit Facility	350.0	(0.8)	349.2	320.0	(1.1)	318.9
Senior Discount Notes	427.8	(6.5)	421.3	406.7	(7.3)	399.4
— Accretion of principal	16.7	—	16.7	5.3	—	5.3
Senior Notes	163.7	(5.9)	157.8	218.8	(7.2)	211.6
Premium on Senior Notes	0.8	—	0.8	0.9	—	0.9
Deferred satellite payments	44.7	—	44.7	52.4	—	52.4
Bank overdrafts	—	—	—	0.1	—	0.1

Total Borrowings	1,003.7	(13.2)	990.5	1,004.2	(15.6)	988.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: November 10, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: November 10, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer